December 1, 2005

Ms. Angela Crane

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Comment Letter Dated October 4, 2005 – LSI Industries Inc. Form 10-K for the fiscal year ended June 30, 2005 - File No. 0-13375

Dear Ms. Crane:

I am in receipt of the SEC’s comment letter regarding LSI’s Form 10-K. This second response letter is in reference to a request for further information from Eric Atallah in a telephone call on or about November 10, 2005. This letter should be read in conjunction with LSI’s response letter to the SEC dated October 13, 2005. LSI has responded to the additional questions raised below.

In response to your letter and additional questions, LSI hereby continues to acknowledge:

•	LSI is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the SEC staff do not foreclose the SEC from taking any action with respect to the filling; and

•	LSI may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Note 8 – Shareholders’ Equity, page S-28

2. We note that you changed the distribution method of your deferred compensation plan in April 2004 to allow terminated participants to receive cash distribution rather than share distributions; therefore the plan is now subject to variable accounting. With respect to the accounting adjustment that was booked in the fourth quarter of fiscal 2005, tell us what effect the adjustment would have had on the fiscal year 2004, your previously reported fiscal 2005 Form 10-Q’s, and on the fourth quarter of fiscal 2005. In your response, specifically reference Staff Accounting Bulletin 99 (SAB 99) and SAB Topic 5F.

LSI recorded an after-tax expense adjustment in the fourth quarter of fiscal 2005 in the amount of $469,000. Of this amount, $164,000 relates to periods prior to the fourth quarter of fiscal 2005. A total of $305,000 of the $469,000 adjustment relates to the fourth quarter of fiscal 2005. The non-cash expense adjustment was related to variable accounting treatment for the Company’s non-qualified deferred compensation plan in which shares held in the plan must be “marked-to-market” and a corresponding income or expense recorded in the period. The table below presents the market price of LSI common shares at the period end indicated.

LYTS Stock Price at Period End

April 27, 2004	$10.0288	[ Average cost of shares in the Plan. ]
Fiscal Year 2004	$11.50
1Q FY 2005	$10.44
2Q FY 2005	$11.45
3Q FY 2005	$11.23
4Q FY 2005	$13.94	[ This was the quarter in which the adjustment was recorded. ]

Comments

a.	LYTS stock price fluctuates each quarter.

b.	The largest increase in stock price, and the increase causing the majority of the non-cash compensation expense occurred in the fourth quarter of fiscal 2005, the quarter in which the adjustment was recorded.

The table below makes a Proforma Adjustment to the As Reported Net Income to arrive at a Proforma Net Income for each period indicated. The Proforma Adjustment would restate the indicated fiscal period to reflect the portion of the $164,000 expense adjustment that relates to the respective period prior to the fourth quarter of fiscal 2005.

Net Income ($000)

	As Reported	Proforma Adjustment	Proforma	% Difference
4Q FY 2004	1,163	(183)	980	(15.74)%
Fiscal Year 2004	8,690	(183)	8,507	(2.11)%
1Q FY 2005	3,316	105	3,421	3.17%
2Q FY 2005	4,792	(117)	4,675	(2.44)%
3Q FY 2005	2,422	31	2,453	1.28%

Sub-Total 4Q FY04 through 3Q FY05	11,693	(164)	11,529	1.42%

	As Reported	Proforma Adjustment	Proforma	% Difference
4Q FY 2005	4,106	164	4,270	4.00%
Fiscal Year 2005	14,636	183	14,819	1.25%

The fourth quarter of fiscal 2004 has the largest percentage difference between the As Reported Net Income and the Proforma net income. The effect on all other periods ranges, in absolute percentages, from 1.28% to 4%, and averages 2.26%.

SEC Staff Accounting Bulletin No. 99 – Materiality (SAB 99) discusses materiality and potential misstatements of financial information. SAB 99 paraphrases the Financial Accounting Standards Board

(FASB) in which it indicated that materiality decisions must “take into account all the relevant considerations. In so doing, it made clear that magnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.” SAB 99 further states “Evaluation of materiality requires a registrant and its auditor to consider all relevant circumstances …”

While SAB 99 speaks to circumstances where misstatements of relatively small amounts could still have a material effect on the financial statements and the trends which a reader might infer, LSI believes these principles likewise apply to the circumstance of the deferred compensation plan accounting adjustment made by LSI in the fourth quarter of fiscal 2005. While the potential misstatement in the fourth quarter of fiscal 2004, represents a higher percentage difference than all other quarters, in the context of the analyses below we believe does not rise to the level of materiality described in SAB 99 and in SAB Topic 5F requiring restatement.

The following points were considered by LSI and its Registered Independent Public Accounting Firm, Grant Thornton, to be appropriate:

1.	The accounting adjustment for the deferred compensation plan accounting treatment was a non-cash charge. When the Plan was amended in the first quarter of fiscal 2006, the net of tax liability for all such non-cash charges was reclassified to Additional Paid-In-Capital, thereby restoring LSI’s Shareholders’ Equity to where it would have been had we not had the brief period of variable accounting treatment for the Plan. See Exhibit F.

2.	The triggering variable accounting treatment for the deferred compensation plan was clearly an unintended consequence of a Plan amendment made in April 2004 to require all cash distributions rather than in-kind distributions of the LSI common shares in a participant’s account. During the period of the fourth quarter of fiscal 2004 through the third quarter of fiscal 2005, LSI was unaware that this Plan amendment created the need to use variable accounting for the deferred compensation plan and mark-to-market the shares held within the plan. Therefore LSI was neither consciously attempting to meet anybody’s earnings expectations nor attempting to mask any change in earnings or other trends, etc. by not recording the expense adjustment concurrently in those quarters.

3.	Several graphs, along with their respective data tables, are included as Exhibits A through E to demonstrate graphically that both net income and diluted earnings per share present the same trend for both the “As Reported” number as well as the “Proforma” number when analyzed with regard to the following measurements:

a.	The six sequential quarters beginning with 4Q FY04 and ending with 1Q FY06

b.	As Reported and Proforma numbers as compared to prior year numbers

c.	As Reported and Proforma numbers as compared to Analyst Consensus estimates

4.	When comparing both the As Reported net income and diluted earnings per share as well as the Proforma net income and diluted earnings per share to the consensus Analyst estimates, there is no directional change. That is to say, LSI clearly exceeded the Analyst estimate or clearly was under the Analyst estimate in each period regardless of whether the As Reported number or the Proforma number is considered — see Exhibits D and E.

5.	The potential misstatement never changes a loss into income, or income into a loss.

6.	Shareholders’ Equity and net income are important criteria with respect to LSI’s loan covenant calculations. No Proforma numbers alter the fact that LSI remained in compliance with all loan covenants at all times.

7.	Analysis of reported and potential Proforma business segment Operating Income indicates that potential misstatements in the periods indicated would not alter the trend from what was reported. The absolute dollar amount of operating income would change, but not the trend when compared to prior year performance.

8.	The potential misstatement has no effect on LSI’s compliance with any regulatory requirements.

9.	The potential income adjustment related to variable accounting treatment for the LSI deferred compensation plan would not have caused either an increase or decrease in management’s compensation. The LSI incentive compensation plan is discretionary in nature and is influenced by the Company’s performance as compared to planned performance. In a situation where an adjustment related to an unintended consequence of an action taken by the Board of Directors to amend the deferred compensation plan, and that expense consequence had not been contemplated in that fiscal year’s operating plan, the expense would be factored out of the consideration of incentive compensation awards.

10.	The potential misstatement did not involve concealment of any unlawful transaction.

LSI believes it is important to take into consideration how the marketplace reacted to this non-cash expense adjustment associated with variable accounting treatment for the deferred compensation plan. The associated liability would never result in the Company needing to disburse cash or any other consideration to relieve the liability. The Company issued a year-end press release on August 25, 2005 that did not include the $469,000 expense adjustment, followed by a revised release on September 9, 2005 (prior to filing of the Form 10-K) that included this expense adjustment and reduced net income. The following are the closing stock prices in the days before and after these two press releases:

August 22, 2005	$15.10
August 23, 2005	$14.82
August 24, 2005	$14.87
August 25, 2005	$15.37	FY 2005 Earnings released
August 26, 2005	$14.70
August 29, 2005	$14.91
August 30, 2005	$15.20
August 31, 2005	$15.34
September 1, 2005	$15.14
September 2, 2005	$15.00
September 6, 2005	$16.16
September 7, 2005	$17.21
September 8, 2005	$17.05
September 9, 2005	$16.82	Revised FY 2005 Earnings released
September 12, 2005	$17.31
September 13, 2005	$16.87
September 14, 2005	$17.00
September 15, 2005	$18.16
September 16, 2005	$18.08

The performance of the stock subsequent to the issuance of the revised earnings release indicates good market acceptance of the expense adjustment that was required to be recorded in the fourth quarter of fiscal 2005 for the non-cash expense related to marking-to-market the shares held in the deferred compensation plan. There was no abnormal variation or volatility in LSI’s stock price. In fact, the stock price increased even more after the release of revised earnings as it was up 6% on September 16th as compared to the closing price on the day before the release of revised earnings – a period of six business days.

LSI believes, as does the SEC when in SAB 99 it states that “assessments of materiality should never be purely mechanical.” A number of non-quantitative factors, such as those discussed above, must be considered when determining whether or not a potential misstatement is material. While the percentage potential revision of net income in the fourth quarter of fiscal 2004 appears high at 15.7%, consideration of all other factors led LSI Management to conclude that it was not material.

We have always maintained full disclosure and the highest degree of integrity in our financial statements, and fully intend to continue doing so in the future. The circumstances underlying the expense adjustment that was booked in the fourth quarter of fiscal 2005 were fully described in the September 9, 2005 press release, in the Form 10-K for the fiscal year ended June 30, 2005, and the follow-on treatment and return to fixed accounting was similarly fully described in the fiscal 2006 first quarter press release and Form 10-Q.

Please call me at (513) 793-3200 with any questions regarding these matters.

Sincerely,

/S/ RONALD S. STOWELL
Ronald S. Stowell
Vice President, Chief Financial Officer and Treasurer

enclosures

EXHIBIT A

LSI Industries Inc.

Net Income

	As Reported	Proforma
4Q FY04	1,163	980
1Q FY05	3,316	3,421
2Q FY05	4,792	4,675
3Q FY05	2,422	2,453
4Q FY05	4,106	4,270
1Q FY06	3,669	3,669

Comments

1.	Both bars on the graph present the same trend of net income on a sequential quarter basis.

2.	No Proforma Net Income changed the fact that LSI passed all loan covenants.

EXHIBIT B

LSI Industries Inc.

Diluted Earnings Per Share

	As Reported	Proforma
4Q FY04	0.06	0.05
1Q FY05	0.17	0.17
2Q FY05	0.24	0.23
3Q FY05	0.12	0.12
4Q FY05	0.20	0.21
1Q FY06	0.18	0.18

Comment: Both bars on the graph present the same trend of diluted EPS on a sequential quarter basis.

EXHIBIT C

LSI Industries Inc.

Net Income

	4Q FY04	1Q FY05	2Q FY05	3Q FY05	4Q FY05	1Q FY06
Prior Year	2,423	2,601	4,006	920	1,163	3,316
As Reported	1,163	3,316	4,792	2,422	4,106	3,669
Proforma	980	3,421	4,675	2,453	4,270	3,669

Period Represented In the Graph
1	4Q FY04
2	1Q FY05
3	2Q FY05
4	3Q FY05
5	4Q FY05
6	1Q FY06

Comments

1.	FY04 4th quarter was already well below FY03 4th quarter, even without any proforma adjustment

2.	The “Proforma” net income presents no different trend than the “As Reported” net income — Black bar vs. Blue bar

3.	The “Proforma” net income presents no different trend as compared to the prior year than does the “As Reported” net income.

EXHIBIT D

LSI Industries Inc.

Diluted Earnings Per Share

	4Q FY04	1Q FY05	2Q FY05	3Q FY05	4Q FY05	1Q FY06
Analyst Estimate	0.16	0.13	0.21	0.10	0.17	0.22
As Reported	0.06	0.17	0.24	0.12	0.20	0.18
Proforma	0.05	0.17	0.23	0.12	0.21	0.18

Period Represented In the Graph
1	4Q FY04
2	1Q FY05
3	2Q FY05
4	3Q FY05
5	4Q FY05
6	1Q FY06

Comments

1.	In all periods the as reported EPS and the proforma EPS were both either above the Analyst Consensus EPS or were both below the Analyst Consensus EPS. Therefore, any possible restatement would not have changed the comparison to the Analyst Consensus estimates.

EXHIBIT E

LSI Industries Inc.

Net Income

	4Q FY04	1Q FY05	2Q FY05	3Q FY05	4Q FY05	1Q FY06
Analyst Estimate	3,276	2,750	3,991	2,047	3,489	4,369
As Reported	1,163	3,316	4,792	2,422	4,106	3,669
Proforma	980	3,421	4,675	2,453	4,270	3,669

Period Represented In the Graph
1	4Q FY04
2	1Q FY05
3	2Q FY05
4	3Q FY05
5	4Q FY05
6	1Q FY06

Comments

1.	In all periods the as reported Net Income and the proforma Net Income were both either above the Analyst Consensus Net Income or were both below the Analyst Consensus Net Income. Therefore, any possible restatement would not have changed the comparison to the Analyst Consensus estimates.

EXHIBIT F

LSI Industries Inc.

Shareholders’ Equity

	3Q FY04	4Q FY04	1Q FY05	2Q FY05	3Q FY05	4Q FY05	1Q FY06
As Reported	129,037	128,863	130,887	134,317	134,934	138,040	139,866
Proforma	129,037	128,680	130,809	134,122	134,770	138,040	139,866

Period Represented In the Graph
1	3Q FY04
2	4Q FY04
3	1Q FY05
4	2Q FY05
5	3Q FY05
6	4Q FY05
7	1Q FY06

Comments

1.	Shareholders’ Equity at the end of 3Q FY04 and at the end of 4Q FY05 is identical for both the As Reported number and the Proforma number. There is very little appreciable difference in the other periods.

2.	No Proforma Shareholders’ Equity changed the fact that LSI passed and satisfied all of its loan covenants.

3.	Shareholders’ Equity at the end of 1Q FY06 has had 100% of the expense associated with variable accounting for the Deferred Compensation Plan restored to equity as of September 9, 2005 when the Plan was amended and fixed accounting treatment once again became appropriate.